EXHIBIT 22

                AMBANC CORP. LIST OF SUBSIDIARIES

1. The American National Bank of Vincennes, Indiana is a wholly-owned subsidiary of AMBANC Corp. and is a national banking association.

2. Citizens' National Bank of Linton, Indiana is a wholly-owned subsidiary of AMBANC Corp. and is a national banking association.

3. Farmers' State Bank of Palestine, Illinois, is a wholly-owned subsidiary of AMBANC Corp. and is an Illinois state-chartered banking association.

4. Bank of Casey, Illinois, is a wholly-owned subsidiary of AMBANC Corp. and is an Illinois state-chartered banking association.

5. American National Realty Corp. is a wholly-owned subsidiary of AMBANC Corp. and is incorporated under the laws of the State of Indiana.

6. Lincolnland Insurance Agency & Investments, Inc., is a wholly-owned, non-operating subsidiary of AMBANC Corp., which was acquired in connection with the Bank of Casey acquisition.